KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2021

(Expressed in US Dollars unless otherwise indicated)

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

December 31, 2021

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 26

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the year ended December 31, 2021.  It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2021.

The audited consolidated financial statements for the year ended December 31, 2021 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 24, 2022.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions.  Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 26

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19).  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

March 24, 2022

SUMMARY OF FIANANCIAL RESULTS

Year ended December 31	2021	2020	2019
Revenues	$7,425,707	$11,149,130	$20,550,682
Gross profit	$3,196,492	$4,792,678	$9,582,879
Gross profit margin	43%	43%	47%
Operating expenses	$6,254,981	$5,768,476	$6,087,357
Taxes	$172,639	$248,992	$99,077
Net income (loss)	$(2,758,567)	$(1,307,890)	$3,334,043
Basic and diluted earnings (loss) per share	$(0.05)	$(0.03)	$0.07
Non-cash recoveries and expenses	$549,612	$1,436,209	$899,296
Adjusted EBITDA (Loss)	$(1,436,435)	$366,157	$4,233,339
Liquidity and Capital Resources
Working capital	$8,670,165	$6,251,893	$7,937,873
Cash	$3,377,464	$1,049,049	$4,418,236
Accounts receivable	$807,009	$535,659	$1,824,563
Net equity	$12,055,113	$10,960,923	$11,845,275
Total assets	$13,728,510	$12,016,515	$13,731,571
Common shares outstanding	54,320,086	47,170,086	47,170,086

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 4 of 26

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

The Company has firmly established itself as a leading North American producer and supplier of specialized rail tank car equipment.  The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway.  These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ.  The Company was listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014.  The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses.  Revenues over the last five audited year end periods were as follows: $7,425,707 for the year ended December 31, 2021; $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; and $6,062,778 for the year ended December 31, 2017.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018 and a net loss of $5,015,911 for the year ended December 31, 2017.

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  In 2020 the COVID-19 pandemic delivered a powerful economic setback for Kelso as the pandemic significantly reshaped the business dynamics in the rail tank car industry.  Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets and its ability to continue business operations.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 26

Financial performance in 2021 suffered due to a 33% decline in sales activity over the prior year and an 8% increase in operating expenses.  Both of these items impacted the Company's abilities to continue business operations.  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way.  The retrofit and repair business segments remained open allowing the continuation of the Company's operations.  Industry experts anticipate that the OEM producers will return to better production and retrofit operations in 2022 and 2023.  Management believes that revenue streams from rail tank car operations should begin to improve in 2022 and 2023.

The Company's working capital remained at a healthy level of $8,670,165 as at December 31, 2021 although much of this is invested in inventories for future deliveries.  At the beginning of 2021 the Company's available cash reserves for operations were becoming depleted, therefore new equity capital in the amount of CAD$6,370,000 (before expenses) was secured in the quarter ended March 31, 2021.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Working capital improved by $2,418,272 between fiscal 2021 and 2020.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, pressure car pressure relief valve, top ball valve and angle valve, although final AAR approval processes take considerable time to complete.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

In response to a dismal financial performance in 2017, Management actively looked for new diverse marketplace opportunities outside of the rail industry to pursue.  The overall corporate objectives are to spread business risks to diminish the severe negative impact of reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the development of an advanced "Road-To-No-Road" suspension system known as the KXI™ Wildertec™ Suspension System (KXI).  KXI is being designed to provide safer, more effective, efficient and ecologically responsible capability for commercial wilderness operations.  The KXI is a new pioneer brand initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The Phase-One "concept" vehicles fitted with KXI included inventor's innovations, prototype production component parts, fabrication tooling and installation of the mechanical KXI components on a light duty half ton "host" vehicle.  Multiple vehicles have been converted and tested.  Performance deficiencies and engineering requirements have been assessed to determine how final design specifications pertaining to reliable components, user interface, and computer software functions can be met.  Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the compliance requirements for each Canadian province and American state.  This should provide KIQ a national safety mark awarded as a final stage manufacturer, which is a key prerequisite for enabling initial commercial fleet sales viability.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 26

The original plans for the KXI in 2021 were to take a concept vehicle to regulatory compliant light-duty truck design specifications.  Due to many challenging variables, budgets and engineering deficiencies the Company was unable to complete the regulatory compliant "blueprint" for the Company's first product offerings as originally scheduled.  While the KXI light duty "concept" prototype vehicles demonstrated some off-road performance requirements they could not meet regulatory standards.  The Company continues to investigate new engineering developments that may lead to a more viable and CMVSS compliant light duty "concept" vehicle that includes driver assistance controls and critical safety automation.  Given that the current R&D environment for light duty specialty vehicles continues to be problematic and unpredictable the Company is carefully revising the priorities of Company's R&D strategies for the KXI project.

Going forward, the Company's KXI engineering group includes professional automotive engineers, software and regulatory experts who will push toward final design specifications.  Third party wilderness experts and market researchers have confirmed that the Company's "concept" KXI is unique with good market potential.  They confirm that a new non-serviced market exists for heavy duty commercial vehicles and is worth pursuit.

KIQ is moving the KXI suspension R&D focus to a heavy-duty (one ton or greater) "host" vehicle which represents a larger more accessible commercial market opportunity.  This strategic direction is expected to have lower R&D costs because of better transmissions, diesel options, better payload and towing capacity and tougher durability.  The design objectives are to allow commercial users to get to wilderness terrain safely with fewer human errors and fatigue-caused accidents.  The goal is for KXI to demonstrate better wilderness performance in a heavy duty vehicle than any other known wheeled vehicle featuring low terrain destruction, full road compliance and comprehensive service and warranty support through KIQ, component suppliers and host vehicle OEMs.  The Company's experts have indicated that there are regulatory advantages to pursue the development of a heavy-duty vehicle and the KXI development is underway.

The Company will be focusing on developing commercial heavy-duty specialty vehicle markets in 2022.  The KXI Suspension System is going through a detailed engineering design analysis with numerous qualified stakeholders to move from innovative concept to a viable commercial vehicle for a variety of promising wilderness markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle.

The Company has secured the services of several OEM suspension and wilderness experts that will support our R&D schedules to produce a market ready product in 2022 with the goal of pilot production and sales in late 2022 with product deliveries in 2023.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.

The Company's main objective is to ensure the KXI project provides complete legal compliance with all federal safety standards and regional safety regulations. This includes warranty support from the Company along with the host vehicle OEMs and is a key prerequisite to a market launch in 2022.

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 7 of 26

The Company keeps products smart, simple and focused on customer needs.  Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management.  Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption.  This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities.  Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams.  The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities.  The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 82,000 valves generating more than $118 million in revenues.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products.  Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (new market under AAR field service trials)
  Pressure car angle valves (new market under AAR field service trials)
  Top ball valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) new tank car demand is expected to grow to 11,000 tank cars in 2022 and 14,125 tank cars in 2023.  In 2021, the OEM producers manufactured approximately 11,300 new tank cars.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size.  The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities.  The Company's focus on core design objectives that are:

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 26

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.

  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.

  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.

  To build reliable equipment featuring high-quality milled parts eliminating problematic cast parts that lead to complex expensive repairs for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ Wildertec™ Suspension System

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road-and-back" capabilities regardless of the climate or the severity of the terrain.  The KXI Suspension System is being developed under a new pioneer brand (Wildertec™) initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive and equipment engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can most effectively respond to threats to public safety and better protection of emergency responders in the wilderness.

The Company considered the engineering challenge and ambition worth pursuing.  Environmental experts continue to warn that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harm's way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and prevent property damage.

The basic design premise of KXI Suspension System is to manage the center-of-gravity to better balance a wheeled vehicle featuring gyroscopic control system and driver assist software.  This ensures that the driver, passengers and payload remain in a stable balanced position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges.  The Company's testing has confirmed that commercial stakeholders can expect the KXI Suspension System to provide:

  All weather - all terrain "Road-To-No-Road" emergency response capabilities that can eliminate time consuming trailer transportation costs for heavy equipment needed in difficult service areas.

  Better mobility with dual steering technologies for commercial customers.  These customers must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload all while having a minimal negative impact on the environment.

  Low environmental impact where the KXI Suspension System reduces nominal ground pressure of the vehicle (floatation weight) to a rating equivalent of that of a walking adult resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 26

  Gyroscopic balanced ride improves access in heavily sloped wilderness areas and provides higher speed of response to emergency events.

  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI equipped vehicles.

During the three months ended March 31, 2021 the Company terminated the Technology Development Agreement with the inventor of the KXI Suspension System, including the consulting agreement for $10,000 per month.  According to the terms of the Technology Development Agreement (TDA) the Company will still maintain intellectual property rights acquired under the TDA.  Kelso will still be liable for a 2.5% royalty to the service provider, inventor or their assigns should Kelso use their technologies in a commercially sold product.  The terms of the termination are currently being disputed by the service provider and inventor.  The dispute has entered an arbitration process to provide a final legal resolution pursuant to the terms of the TDA.

In 2021 the Company's KXI Suspension System went through a detailed engineering design analysis to move from innovative invention to a viable heavy duty commercial vehicle for a variety of promising wilderness related markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle that is greater than 10,000 lbs.  The Company has secured the services of several OEM suspension experts and wilderness experts that will support the R&D schedules.  The overall objective is to produce a market ready product in 2022 with the goal of pilot production and sales in 2022/2023.

The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload and towing capacity and tougher durability.

PRODUCTION AND R&D FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

KXI Wildertec™ Suspension System R&D operations are now located in a new facility in West Kelowna, British Columbia, Canada.  This new facility is modern and well suited to the development of the heavy duty vehicle initiatives.  It will facilitate our key engineers, specialists and OEM suspension experts and strategic R&D schedules to produce a regulatory compliant HD prototype in the second half of 2022 with the goal of pilot production and sales in late 2022.  This strategic direction and new facility is expected to reduce R&D costs and maintain business timetables.  Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 10 of 26

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods.  The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange.  The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public.  Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry.  All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2021 are representative of a light industrial organization that continues to build the Company's brand through the research, development and marketing of a diverse range of rail and automotive transportation equipment.  Kelso currently generates its revenues from the sales of equipment in the rail tank car industry.  Kelso's financial performance is reliant on tank car business activity which was severely impacted by COVID-19 throughout 2021.

During the unprecedented challenges of the COVID-19 crisis the Company's main focus has been the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets.  The Company has concentrated on preparedness for post-pandemic normalization, scheduled product development and readiness for a strong restart of business growth.

Financial performance in the year ended December 31, 2021 suffered due to a 34% decline in sales activity over the prior year ended December 31, 2020.  This economic decline clearly demonstrated the seriousness of the potential threat to the Company's business prospects.  The OEM rail tank car producers shut down in April 2020 and are slowly restarting in a more meaningful way. There are encouraging signs of new activity for 2022 with momentum building in 2023 by the OEMs.  Combined with repair and retrofit operations, business activity is expected to allow the continuation and growth of the Company's operations.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2021 reflected Kelso's continued ability to manage the Company's capital resources, source new equity funding and to navigate difficult market conditions results in accordance with the Company's revised COVID-19 strategic plans.  Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment including key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets.

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 11 of 26

Year ended December 31, 2021

For the year ended December 31, 2021, the Company reported a net loss of $2,758,567 ($0.05 per share) against revenues of $7,425,707 compared to a net loss of $1,307,890 ($0.03 per share) against revenues of $11,149,130 for the year ended December 31, 2020.

Gross profit margin returns were $3,196,492 (43% of revenues) for the year ended December 31, 2021 compared to $4,792,678 (43% of revenues) for the year ended December 31, 2020.  Gross profit margin returns remain constant even with the inefficiencies of low production volumes due to the industry wide shutdowns and increases in material costs.

Total operational expenses increased by 8% to $6,254,981 for the year ended December 31, 2021 compared to $5,768,476 for the year ended December 31, 2020.  The increase in operational expenses was due to the added costs of the KXI suspension project, a year-end reclassification of research and development costs and amortization of intangible R&D assets which had not been amortized in prior years.  Expenses are in line with Management's expectations under the Company's COVID-19 strategic plans to maintain full productive capability to facilitate the pending restart of the rail business and the continued R&D of the Company's new product lines.

Adjusted EBITDA refers to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.  Adjusted EBITDA for the year ended December 31, 2021 and 2020 has been calculated as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Net income (loss)	$(2,758,567)	$(1,307,890)
Share-based expense	$133,645	$423,538
Unrealized foreign exchange loss (gain)	$(26,409)	$(11,254)
Amortization	$1,573,091	$898,705
Bad debt recovery	$2,000	$-
Gain on revaluation of derivative warrant liability	$(658,626)	$-
Inventory write off	$117,403	$114,066
Gain on sale of property, plant and equipment	$8,389	$-
Income tax	$172,639	$248,992
Adjusted EBITDA (Loss)	$(1,436,435)	$366,157

Factors in the reported income for the year ended December 31, 2021 include expenses related to ongoing marketing initiatives in the amount of $353,010 (2020 - $365,193) and related travel costs of $64,419 (2020 - $52,497).  These expenses are related to ongoing marketing programs for existing and new products.  Travel costs for the past two years have been reduced due to COVID 19 "work-from-home" initiatives.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 12 of 26

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the year ended December 31, 2021 the Company's industrial product design and development costs were $1,697,497 (2020 - $1,391,712).  New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets.  The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail products.

Management continues to carefully administrate both the Company's rail operations and KXI Suspension System development with the goal of longer-term business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2021.  The Company recorded office and administrative costs of $2,243,413 (2020 - $2,074,623) and management compensation was $720,923 (2020 - $670,269).  There was no accrual for contractual management performance bonuses for the year ended December 31, 2021 (2020 - $28,423).  Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.  Management bonuses declined based on the financial performance of the Company.  Consulting fees were $325,024 (2020 - $265,507) while investor relations remained unchanged at $84,000 (2020 - $84,000).

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges.  Costs for these professional audit and legal services were $271,613 for the year ended December 31, 2021 (2020 - $312,213).  This includes ongoing US tax and audit requirements.  Other legal costs relate to arbitration costs, an increase in patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded an unrealized foreign exchange gain of $78,428 for the year ended December 31, 2021.

During the year the Company completed a private placement issuing 7,000,000 units, raising gross proceeds of CAD$6,370,000.  A derivative warrant liability arose as a result of warrants excercisable in CAD$.  As the denomination is different from the Company's US$ functional currency, the Company recognizes a derivative liability.  The liability was originally recorded at $925,737. Upon revaluation at the year end the liability value was estimated at $267,111.  This gave rise to revaluation gain of $658,626.

The Company has recorded an income tax expense of $172,639 for the year ended December 31, 2021 compared to $248,992 for the year ended December 31, 2020.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews the Company's estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 26

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use.  Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  As at December 31, 2021, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2021 the Company had cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company had income tax payable of $Nil as at December 31, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at December 31, 2021 was $8,670,165 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 26

Net assets of the Company improved to $12,055,113 as at December 31, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2021.

The Company's post COVID-19 business prospects are encouraging as the OEMs and owners of tank cars have become optimistic about the market trends improving in 2022 however the Company is still operating in uncertain times.  There is a possibility of further diminishment of the Company's financial performance during 2022 due to the pandemic protocols although the duration of the downturn still remains uncertain.  The Company feels that Kelso's debt free financial position and available capital reserves at the date of this report will allow Kelso to make it through the COVID-19 crisis.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.  Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 26

SELECTED QUARTERLY INFORMATION

	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended March 31, 2021
Revenues	$1,996,616	$2,093,252	$2,115,352	$1,220,487
Gross profit	$949,038	$844,645	$949,292	$453,517
Expenses including non-cash items	$1,907,374	$1,277,906	$1,343,511	$1,253,629
Net income (loss) for the quarter	$(1,130,973)	$(433,261)	$(394,220)	$(800,113)
Basic earnings (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Adjusted EBITDA (loss)	$(231,558)	$(308,834)	$(208,195)	$(687,848)
Common shares outstanding	54,320,086	54,270,086	54,270,086	54,270,086

	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020
Revenues	$1,394,958	$1,586,206	$2,524,538	$5,643,428
Gross profit	$493,918	$600,754	$1,095,680	$2,602,326
Expenses including non-cash items	$1,817,056	$1,282,281	$1,350,108	$1,319,031
Net income (loss) for the quarter	$(1,655,230)	$(681,527)	$(254,428)	$1,283,295
Basic earnings (loss) per share	$(0.05)	$(0.01)	$(0.00)	$0.03
Adjusted EBITDA (loss)	$(623,917)	$(449,855)	$35,441	$1,404,488
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

SELECTED ANNUAL INFORMATION

	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31 2019
Revenues	$7,425,707	$11,149,130	$20,550,682
Cost of goods sold	$4,229,215	$6,356,452	$10,967,803
Gross profit	$3,196,492	$4,792,678	$9,582,879
Expenses including non cash items	$6,254,981	$5,768,476	$6,087,357
Gains (losses) on other items	$472,561	$(83,100)	$(62,402)
Income tax expense (recovery)	$172,639	$248,992	$99,077
Net income (Loss) for the year	$(2,758,567)	$(1,307,890)	$3,334,043
Number of common shares outstanding	54,320,086	47,170,086	47,170,086
Basic and diluted earnings (Loss) per common share	$(0.05)	$(0.03)	$0.07
Adjusted EBITDA (Loss)	$(1,436,435)	$366,157	$4,233,339
Cash	$3,377,464	$1,049,049	$4,418,236
Working capital	$8,670,165	$6,251,893	$7,937,873
Total assets	$13,728,510	$12,016,515	$13,731,571
Shareholders' equity	$12,055,113	$10,960,923	$11,845,275

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 26

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective.  The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $3,377,464 as at December 31, 2021 (December 31, 2020 - $1,049,049).

With respect to the Company's accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within Management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $807,009 as at December 31, 2021 (December 31, 2020 - $535,659).

The Company's concentration of credit risk for accounts receivable as at December 31, 2021 with respect to Customer A is $93,865 (2020 - $105,820), Customer B is $25,009 (2020 - $15,349), Customer C is $47,250 (2020 - $Nil) and Customer D is $155,520 (2020 - $150,300).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at December 31, 2021, the Company has cash in the amount of $3,377,464 (December 31, 2020 - $1,049,049) and accounts receivable of $807.009 (December 31, 2020 - $535,659) to settle current liabilities of $1,210,356 (December 31, 2020 - $958,086) with the following due dates; trade accounts payable of $1,118,573 (December 31, 2020 - $786,354) are due within three months; and due to related party balances of $Nil (December 31, 2020 - $28,423), income tax payable of $Nil (December 31, 2020 - $91,566) and current portion of lease liability of $91,783 (December 31, 2020 - $51,743).  All payables are due within a year.  The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $307,456 (December 31, 2020 - $100,709) which are due between one to five years.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 26

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2021 and December 31, 2020, the Company's net exposure to foreign currency risk is as follows (in US):

	December 31, 2021	December 31, 2020
Net (liabilities)	$1,210,161	$(34,775)

Based on the above, assuming all other variables remain constant, a 1% (2020 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $12,102 (2020 - $1,520) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock.  The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met.  There were no changes to the Company's approach to capital management during 2021.  There are no externally-imposed restrictions on the Company's capital.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 26

Given the persisting unpredictable COVID-19 economic circumstances, Management carefully assessed the Company's 2021 capital needs going forward.  The sharp decline of the Company's revenues in 2020 continuing into 2021 compromised the Company's available capital reserves to fund the Company's 2021 business affairs.  It was determined by the Board of Directors that the Company should access new equity capital to ensure that Kelso had adequate working capital to service the Company's 2021 and 2022 needs.

On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement is entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely.  The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at December 31, 2021 and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings.  The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO").  This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company's management and staff to the extent deemed necessary.  Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2021.

In spite of the Company's evaluation, Management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 26

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A.  The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk.  These risks are not always quantifiable due to their uncertain nature.

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant through December 2020 and subsequent to the date of the financial statements.  The situation continues to rapidly evolve.  The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business.  Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2022, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria.  If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve.  If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit.  Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 26

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technology.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $8,670,165 as at December 31, 2021, the Company can, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances, Management carefully assessed the Company's future capital needs at the beginning of 2021.  The sharp decline of the Company's revenues in 2021 compromised the Company's available capital reserves to fund the Company's 2021 and 2022 business affairs.  It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs.  On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, raising CAD$6,370,000 before expenses.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 26

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term.  The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines.  No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term.  If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets.  This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled.  This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products.  The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 26

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue.  The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products.  There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels.  The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop proprietary new products for the railroad industry and road-to-no-road vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 26

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks, only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company are able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company expiring on June 30, 2023, however, if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 24 of 26

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended December 31, 2021	Year ended December 31, 2020
Management compensation	$720,923	$641,845
Management bonuses*	$-	$28,423
Share-based expense	$104,250	$335,155
Directors' fees	$163,000	$163,000

* The Company has Management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to Management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

As at December 31, 2021, amounts due to related parties included in accounts payable which are unsecured and have no interest or specific terms of payments, consist of $Nil (2020 - $Nil) for directors' fees and $Nil (2020 - $28,423) for Management bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

1) Common shares issued and outstanding:  54,320,086

2) Share purchase options outstanding:  3,270,000

3) Share purchase warrants outstanding:  3,500,000

4) Restricted share units outstanding:  355,000

SUBSEQUENT EVENTS

On February 17, 2022 the Company reported that all the participating oil refiners engaged in the service trials of the Company's new 2" angle valve (K2AV) have successfully installed the requisite number of K2AV units and full AAR compliance testing continues.  The Kelso K2AV is a device specifically designed to transfer LP-Gas and anhydrous ammonia in pressurized railroad tank car applications.

The current pressure car fleet includes approximately 85,000 tank cars and each pressure tank car utilizes three K2AV units.  These are high value specialty products and management's objectives are to generate multi-million dollar revenues from the K2AV as oil refiners specify our products in larger numbers.  The pressure tank car market is a previously untapped market for Kelso to develop.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 25 of 26

OUTLOOK

The anticipated return to pre-pandemic business volumes is happening slower than anticipated.  The dismal rail tank car activity experienced over the past two years remains an impediment to full recovery of financial performance to pre-pandemic volumes.  The potential of a momentum build in 2022 based on developing new products for trucking tank trailers, pressure rail cars and compliance requirements for the ethanol industry continue to encourage Management about the Company's recovery prospects in 2022 and beyond.

During the COVID-19 driven rail tank car recession, Management has focused on the containment of the potential negative impacts on the Company's business model and the protection of the Company's key productive assets.  Kelso has prepared itself for the anticipated post-pandemic growth in business activity by way of maintaining larger inventories, key employees, a new equity capital secured in the first quarter of 2021 and continuing R&D activities to broaden out product lines.

The Company is fully prepared for stronger business growth anticipated in 2022.  In 2021 the OEM producers manufactured approximately 8,000 new tank cars.  In 2022 significant retrofits and new builds are being evaluated to address the pending 2023 changes in ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size which currently stands at more than 30,000 tank cars.  Also, a significant number of tank cars are due for re-certification and some owners are planning to address these tank cars now while there is repair shop space available.

Industry projections indicate that the tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 14,300 tank cars in 2022 and 19,125 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

With respect to the KXI Wildertec™ Suspension System program, the Company has secured the services of key engineers, software specialists and OEM suspension experts.  This group of qualified people will support our R&D schedules to equip a "heavy duty" (HD) vehicle with a regulatory compliant KXI suspension in the second half of 2022.  Once final designs are accomplished the goal is to initiate pilot production and sales in late 2022 or early 2023.  Schedules may be negatively impacted by the well documented supply chain disruptions in the automotive industry.  The HD platform represents a much larger accessible commercial market opportunity for Kelso to pursue.  This business direction is expected to reduce R&D costs and maintain strategic timetables.  Once completed the HD design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States as well as compliance with each Canadian province and American state.  Once completed this is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales.

In addition to KXI, the Company continues the development of promising new rail products.  Our pressure car PCH valve has successfully completed field service trials, final inspection and full AAR approval.  Field service trials are ongoing with our pressure car angle valve, top ball valve and bottom outlet valves despite current uncertainties and economic disruptions.  Valve products for trucking applications are in full market development.

In the heavily regulated transportation industry the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of our R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.  Despite the many challenges imposed by the COVID-19 recession Management remains bullish on the potential of all new product developments although timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 26 of 26

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet strength and working capital position remained healthy at $8,670,165 as at December 31, 2021.  The financial capital secured during the 2021 and anticipated sales activity in 2022 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

The Company's future business prospects for rail tank car products over the next three years are encouraging despite current uncertainties.  Kelso has unique products to service new regulatory guidelines that require a fleet of more than 30,000 ethanol tank cars to be regulatory compliant in early 2023.  In addition, we are developing new products that can service a Pressure Car fleet of approximately 85,000 pressure tank cars - a market that is completely new to Kelso and represents a significant business growth opportunity.

The Company has maintained its abilities to fully service customer needs during troubling times and is fully business capable as the pandemic subsides.  Management's focus has been to concentrate on what Kelso has done well in the past enhancing the importance of our corporate brand in the rail industry.  There is a clear ambition for the future of Kelso with new product opportunities in more diverse transportation markets.  With no interest-bearing long-term debt to service, replenished capital reserves secured through a new equity financing, broader sales prospects from a larger product portfolio, Kelso is focused on stronger financial performance on behalf of the shareholders of Kelso.

Kelso Technologies Inc.

James R.  Bond,

President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of net realizable value of inventory

At December 31, 2021, the Company's inventory balance was $5,534,558. As discussed in Note 3 to the consolidated financial statements, the Company records inventory at the lower of cost on a weighted average basis and net realizable value. To assess inventory valuation, the Company conducts regular reviews of on-hand inventory quantities in excess of forecasted demand, by considering recent historical activity as well as anticipated or forecasted demand.

We identified the assessment of valuation net realizable value of inventory as a critical audit matter. Auditing management's inventory valuation involved significant judgment because the estimates are based on several factors that are affected by market, industry, and competitive conditions outside the Company's control. In particular, in estimating inventory carrying value, management developed assumptions such as expectations of future sales quantities and the selling prices, which are sensitive to customer requirements, and economic conditions. These significant assumptions are forward looking and could be affected by future economic and market conditions.

The following are the primary procedures we performed to address this critical audit matter. We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's costing of inventory. We compared the inventory on hand to related unit sales to assess the valuation of inventory and held discussions with management and operational personnel to help identify any slow-moving obsolete inventory. In addition, we performed physical test counts and inspected inventory on-hand at year-end for any signs of obsolescence.

Valuation of prototypes in the active suspension control system operating segment

As discussed in Note 7 to the consolidated financial statements, the prototypes balance as of December 31, 2021 was $605,866. This balance consists of costs incurred to develop physical prototype vehicles as part of the Company's active suspension control system operating segment. The Company determines whether there are any indicators of impairment at each reporting period, or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit ("CGU") may exceed its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. The recoverable value was determined using the fair value less costs to sell method. The significant assumptions were determined to be the intended use of the prototypes going forward and the potential residual value. The estimated recoverable value exceeds the carrying value as at December 31, 2021, therefore, the Company did not record an impairment charge in the CGU.

We identified the assessment of the fair value of prototypes in the active suspension control system operating segment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount and the Company's assessment of impairment.

3

The following are the primary procedures we performed to address this critical audit matter. We reviewed management's assessment of whether any indicators of impairment existed. We evaluated the reasonableness of the Company's estimated residual values by reviewing comparable market transactions and recent disposals of parts. We evaluated the intended use of the prototypes through discussions with operational personnel and reviewing results of current testing being performed with the prototypes. In addition, we reviewed external market research to support the validity of the intended use of the prototypes assumption and specific testing recommended.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

March 24, 2022

4

Kelso Technologies Inc.

Consolidated Statements of Financial Position

December 31

(Expressed in US Dollars)

	2021	2020
Assets
Current
Cash (Note 5)	$3,377,464	$1,049,049
Accounts receivable (Note 5)	807,009	535,659
Prepaid expenses	161,490	162,739
Inventory (Note 6)	5,534,558	5,462,532

	9,880,521	7,209,979
Property, plant and equipment (Note 7)	3,246,394	4,198,577
Deposit (Note 8)	127,643	-
Intangible assets (Note 8)	473,952	607,959

	$13,728,510	$12,016,515

Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$1,118,573	$814,777
Income tax payable	-	91,566
Current portion of lease liability (Note 9)	91,783	51,743

	1,210,356	958,086
Long term portion of lease liability (Note 9)	195,930	97,506
Derivative warrant liability (Note 10)	267,111	-

	1,673,397	1,055,592
Shareholders' Equity
Capital Stock (Note 11)	27,123,039	23,366,542
Reserves (Note 11)	4,758,107	4,661,847
Deficit	(19,826,033)	(17,067,466)

	12,055,113	10,960,923

	$13,728,510	$12,016,515

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Changes in Equity

For the Years ended December 31, 2021, 2020 and 2019

(Expressed in US Dollars)

	Capital Stock
	Number of
	Common
	Shares	Amount	Reserve	Deficit	Total
Balance, September 30, 2018	47,170,086	$23,366,542	$3,892,811	$(19,093,619)	$8,165,734
Share-based expense	-	-	345,498	-	345,498
Net income for the year	-	-	-	3,334,043	3,334,043
Balance, December 31, 2019	47,170,086	$23,366,542	$4,238,309	$(15,759,576)	$11,845,275
Share-based expense	-	-	423,538	-	423,538
Net loss for the year	-	-	-	(1,307,890)	(1,307,890)
Balance, December 31, 2020	47,170,086	$23,366,542	$4,661,847	$(17,067,466)	$10,960,923
Share-based expense	-	-	133,645	-	133,645
Private placement, net of issue costs	7,000,000	3,664,112	-	-	3,664,112
Exercise of options	150,000	92,385	(37,385)	-	55,000
Net loss for the year	-	-	-	(2,758,567)	(2,758,567)
Balance, December 31, 2021	54,320,086	$27,123,039	$4,758,107	$(19,826,033)	$12,055,113

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31,

(Expressed in US Dollars)

	2021	2020	2019
Revenues (Note 16)	$7,425,707	$11,149,130	$20,550,682
Cost of Goods Sold (Notes 6 and 7)	4,229,215	6,356,452	10,967,803

Gross Profit	3,196,492	4,792,678	9,582,879

Expenses
Office and administration	2,243,413	2,074,623	2,219,711
Management compensation (Note 12)	720,923	670,269	1,037,586
Research (Note 7)	1,697,497	1,391,712	1,129,007
Marketing	353,010	365,193	288,893
Travel	64,419	52,497	197,293
Accounting and legal	271,613	312,213	321,945
Share-based expense (Notes 11 and 12)	133,645	423,538	345,498
Consulting	325,024	265,507	386,661
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	(78,428)	(11,254)	27,698
Amortization (Notes 7 and 8)	437,865	140,178	69,271
Bad debts	2,000	-	(20,206)

	6,254,981	5,768,476	6,087,357

Income (Loss) Before the Following:	(3,058,489)	(975,798)	3,495,522
Interest income	-	30,966	-
Gain on sale of property, plant and equipment	8,389	-	-
Write-off of inventory (Note 6)	(117,403)	(114,066)	(62,402)
Gain on revaluation of derivative warrant liability (Note 10)	658,626	-	-
Unit issuance costs (Note 11)	(77,051)	-	-

Income (Loss) Before Taxes:	(2,585,928)	(1,058,898)	3,433,120

Income Tax Expense (Note 13)
Current	172,639	248,992	99,077

Net Income (Loss) and Comprehensive Income (Loss) for the year	$(2,758,567)	$(1,307,890)	$3,334,043

Basic Gain (Loss) Per Share (Note 15)	$(0.05)	$(0.03)	$0.07

Diluted Gain (Loss) Per Share (Note 15)	$(0.05)	$(0.03)	$0.07
Weighted Average Number of Common Shares Outstanding
Basic (Note 15)	53,082,689	47,170,086	47,170,086
Diluted (Note 15)	53,082,689	47,170,086	48,186,522

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in US Dollars)

	2021	2020	2019

Operating Activities
Net income (loss)	$(2,758,567)	$(1,307,890)	$3,334,043
Items not involving cash:
Amortization (Notes 7 and 8)	1,573,091	898,705	384,827
Write-off of inventory (Note 6)	117,403	114,066	62,402
Gain on sale of property, plant and equipment	8,389	-	-
Share-based expense	133,645	423,538	345,498
Bad debts (recovery)	2,000	-	(20,206)
Gain on revaluation of derivative warrant liability (Note 10)	(658,626)	-	-
Unrealized foreign exchange gain	(26,409)	(100)	(1,669)
	(1,609,074)	128,319	4,104,895
Changes in non-cash working capital
Accounts receivable	(273,350)	1,288,904	(580,122)
Prepaid expenses	1,249	(66,112)	13,631
Inventory	(182,655)	(2,178,694)	213,283
Accounts payable and accrued liabilities	332,076	(754,343)	262,725
Income tax payable	(91,566)	20,225	(395,398)
	(214,246)	(1,690,020)	(485,881)
Cash Provided by (Used in) Operating Activities	(1,823,320)	(1,561,701)	3,619,014
Investing Activities
Proceeds from disposition of property, plant and equipment	27,704	-	-
Acquisition of property, plant and equipment	(131,382)	(1,713,875)	(428,954)
Deposit on intangible assets	(127,643)	-	-
Acquisition of intangible assets	(169,973)	-	-
Cash Used in Investing Activities	(401,294)	(1,713,875)	(428,954)
Financing Activities
Issue of common shares, net of share issue costs	4,589,849	-	-
Exercise of options	55,000	-	-
Lease liability payments	(104,493)	(93,711)	(19,737)
Cash Provided by (Used in) Financing Activities	4,540,356	(93,711)	(19,737)
Foreign Exchange Effect on Cash	12,673	100	1,669
Inflow (Outflow) of Cash and Cash Equivalents	2,328,415	(3,369,187)	3,171,992
Cash and Cash Equivalents, Beginning of Year	1,049,049	4,418,236	1,246,244

Cash and Cash Equivalents, End of Year	$3,377,464	$1,049,049	$4,418,236

Supplemental Cash Flow Information (Note 14)

See notes to consolidated financial statements

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and the related adverse public health developments have adversely affected workforces, economies, and financial markets, leading to a global economic downturn. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values.  These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(b) Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc., and KXI Wildertec Industries Inc., which are all Nevada, USA corporations except KIQ X Industries Inc., and KXI Wildertec Industries Inc., which were incorporated in British Columbia. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(iv) Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (note 10).

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi) Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations is estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Approval of the consolidated financial statements

The consolidated financial statements of the Company for year ended December 31, 2021 were approved and authorized for issue by the Board of Directors on March 24, 2022.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years

Rights - 2 years

Intellectual Property - 7 years

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Intangible assets (Continued)

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty, are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products are recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes (Continued)

(i) Current and deferred income taxes (Continued)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 0.75% of the lesser of: (a) 70% of a taxable entity's revenue in Texas; and (b) 100% of total revenue in Texas less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation.  A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company has a stock option plan, restricted share unit plan, and deferred share unit plan, which are described in note 11. The Company grants equity-settled share-based expense to directors, officers, employees, and consultants. Share-based expense to employees is measured at the fair value of the equity instruments at the grant date. The fair value of share options is measured using the Black-Scholes option pricing model. Restricted and deferred share units are measured using the fair value of the shares on the grant date. The share-based expense to employees is recognized over the vesting period using the graded vesting method.

Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share-based awards expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Capital stock (Continued)

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using an option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

(k) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss). The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable and prepaid expenses as measured at amortized cost.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(i) Financial assets (Continued)

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is remeasured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company's derivative warrant liability is classified as measured at fair value through profit or loss.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Leases (Continued)

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the year ended December 31, 2021. There are no externally imposed restrictions on the Company's capital.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, accounts payable and accrued liabilities and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The lease liability and derivative warrant liability are classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $3,377,464 (2020 - $1,049,049).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $807,009 (2020 - $535,659).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $93,865 (2020 - $105,820), Customer B is $25,009 (2020 - $15,349), Customer C is $47,250 (2020 - $Nil), and Customer D is $155,520 (2020 - $150,300) (Note 16).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. The Company's aging of accounts receivable, excluding goods and services tax receivable, at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
Current	$341,746	$227,308
1 - 60 days	319,346	195,231
61 days and over	27,952	20,910
	$689,044	$443,449

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk (Continued)

At December 31, 2021, the Company has $3,377,464 (2020 - $1,049,049) of cash to settle current liabilities of $1,210,356 (2020 - $958,086) consisting of the following:  accounts payable and accrued liabilities of $1,118,573 (2020 - $814,777), income tax payable of $Nil (2020 - $91,566) and current portion of lease liability of $91,783 (2020 - $51,743).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $307,456 (2020 - $100,709) which is due between one to five years (Note 9).

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2021 the Company had the following net monetary assets denominated in CAD (amounts presented in USD):

	December 31, 2021	December 31, 2020
Cash	$1,210,548	$52,084
Accounts receivable	116,186	92,210
Accounts payable and accrued liabilities	(116,573)	(109,519)
	$1,210,161	$(34,775)

Based on the above, assuming all other variables remain constant, a 1% (2020 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $12,102 (2020 - $696) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

6. INVENTORY

	December 31, 2021	December 31, 2020
Finished goods	$172,865	$124,290
Raw materials and supplies	5,361,693	5,338,242
	$5,534,558	$5,462,532

Included in cost of goods sold is $3,091,973 (2020 - $4,937,761; 2019 - $9,443,243) of direct material costs recognized as expense.  Inventory write-off during the year was $117,403 (2020 - $114,066; 2019 - $62,402).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2019	$12,558	$2,955,901	$43,715	$817,148	$970,394	$117,004	$4,916,720
Additions	-	8,082	-	175,467	1,527,451	-	1,711,000
Balance, December 31, 2020	$12,558	$2,963,983	$43,715	$992,615	$2,497,845	$117,004	$6,627,720
Additions	-	-	-	63,465	85,156	199,466	348,087
Disposals	-	-	-	(31,854)	-	-	(31,854)
Balance, December 31, 2021	$12,558	$2,963,983	$43,715	$1,024,226	$2,583,001	$316,470	$6,943,953
Accumulated Amortization
Balance, December 31, 2019	$-	$613,709	$37,241	$579,506	$284,058	$12,212	$1,526,726
Amortization	-	93,849	1,295	67,784	665,597	73,892	902,417
Balance, December 31, 2020	$-	$707,558	$38,536	$647,290	$949,655	$86,104	$2,429,143
Amortization	-	90,257	1,036	76,346	1,027,480	80,766	1,275,885
Disposals	-	-	-	(7,469)	-	-	(7,469)
Balance, December 31, 2021	$-	$797,815	$39,572	$716,167	$1,977,135	$166,870	$3,697,559
Carrying Value
December 31, 2021	$12,558	$2,166,168	$4,143	$308,059	$605,866	$149,600	$3,246,394
December 31, 2020	$12,558	$2,256,425	$5,179	$345,325	$1,548,190	$30,900	$4,198,577

Included in cost of goods sold is $131,580 (2020 - $134,067; 2019 - $131,617) of amortization related to property, plant and equipment.

Included in expenses is $437,865 (2020 - $140,178; 2019 - $69,271) of amortization related to property, plant and equipment.

Included in inventory is $6,774 (2020 - $3,712; 2019 - $1,476) of amortization related to property, plant and equipment.

Included in research is $1,011,445 (2020 - $624,460; 2019 - $183,939) of amortization related to property, plant and equipment.

Included in prototype additions are vehicles under lease of $73,223 (2020 - $66,025; 2019 - $79,668).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2019 and 2020	$40,840	$672,959	$-	$713,799
Additions	-	-	169,973	169,973

Balance, December 31, 2021	$40,840	$672,959	$169,973	$883,772
Accumulated Amortization
Balance, December 31, 2019	$40,840	$65,000	$-	$105,840
Amortization	-	-	-	-
Balance, December 31, 2020	$40,840	$65,000	$-	$105,840
Amortization	-	303,980	-	303,980

Balance, December 31, 2021	$40,840	$368,980	$-	$409,820
Carrying Value
December 31, 2021	$-	$303,979	$169,973	$473,952
December 31, 2020	$-	$607,959	$-	$607,959

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 16).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2021 the Company has not earned any revenue from the sale of the Products.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

On March 3, 2021, the Company terminated the technology development agreement, including the consulting agreement for $10,000 per month. The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty. This termination is currently in the arbitration process pursuant to the terms of the agreement.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $650,734 ($825,000 CAD) over the term which is estimated to be eight months. Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purposes of manufacturing and selling the related products. The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first-year fee waived and the second year discounted 50%. If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived. The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000.

During the year ended December 31, 2021, the Company incurred a total of $56,416 (2020 - $Nil) with this vendor which was capitalized to intellectual property. In addition, the Company had a deposit of $127,643 (2020 - $Nil) at December 31, 2021 to be applied over the term of the Agreement.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for the years ended December 31, 2021 and 2020 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, as of December 31, 2019	$104,785	$72,150	$176,935
Additions	-	66,025	66,025
Lease payments	(77,009)	(22,586)	(99,595)
Lease interest	3,642	2,242	5,884
Lease liability, as of December 31, 2020	$31,418	$117,831	$149,249
Additions	199,466	43,491	242,957
Lease payments	(84,353)	(31,769)	(116,122)
Lease interest	6,757	4,871	11,628
Leasing liability, as of December 31, 2021	$153,288	$134,424	$287,712

Current portion	$65,886	$25,896	$91,782
Long-term portion	87,402	108,528	195,930

	$153,288	$134,424	$287,712

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

9. LEASE LIABILITY (Continued)

The Company's non-current contractual lease obligations are as follows:

Year	Amount
2022	$103,404
2023	135,419
2024	37,855
2025	12,342
2026	7,049
2027	7,049
2028	4,338
$307,456

10. DERIVATIVE WARRANT LIABILITY

The Company's derivative warrant liability arises as a result of the issuance of warrants exercisable in CAD. As the denomination is different from the Company's USD functional currency, the Company recognizes a derivative liability for these warrants and remeasures the liability at the end of each reporting period.

Changes in respect of the Company's derivative warrant liability are as follows:

Balance, December 31, 2019 and 2020	$-
Fair value of warrants issued	925,737
Fair value adjustment	(658,626)

Balance, December 31, 2021	$267,111

Valuation of the derivative warrant liability requires the use of highly subjective estimates and assumptions. The expected volatility used is based on the Company's historical share prices. The risk-free interest rate for the periods within the expected life of the warrants is based on Canadian government benchmark bond with an approximate equivalent term. The expected life is based on the contractual term. Changes in the underlying assumptions can materially affect the fair value estimates.

On December 31, 2021, the Company revalued the derivative warrant liability at an estimated fair value of $267,111. The Company uses an option pricing model to estimate the liability's fair value. The following weighted average assumptions were used:

	As of December 31, 2021	At Issuance - March 4, 2021
Risk-free interest rate	0.95%	0.28%
Expected life	1.17 years	2.00 years
Annualized volatility	96.32%	81.02%
Dividend yield	0.00%	0.00%
Fair value per warrant	$0.08	$0.26

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

11. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares

During the year ended December 31, 2021, the Company issued 7,000,000 units at $0.91 CAD per unit pursuant to a private placement for gross proceeds of $4,922,510 ($6,370,000 CAD). Each unit consists of one common share and one-half share purchase warrant expiring two years from the date of issue. Each whole warrant entitles the holder thereof to acquire one common share at a price of $1.15 CAD in year one and $1.30 CAD in year two. At issuance, the remainder of the proceeds from the private placement financings, after subtracting the value of the derivative warrant liability (note 10) in the amount of $925,737, totaled $3,996,773 and was allocated to issued capital using the residual method. In connection with the private placement, the Company incurred issuance costs of $409,712, of which $77,051 was recorded as unit issuance costs in the consolidated statements of operations and comprehensive income (loss).

During the year ended December 31, 2021, the Company issued 150,000 shares pursuant to the exercise of stock options for gross proceeds of $55,000. A value of $37,385 was transferred from reserves to share capital as a result.

There were no share issuances during the year ended December 31, 2020.

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company.  The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,				December 31,
Price	Date	2020	Granted	Exercised	Expired	2021
$1.30	August 18, 2021	1,175,000	-	-	(1,175,000)	-
$0.90	July 6, 2022	50,000	-	-	-	50,000
$0.30	November 28, 2022	750,000	-	(100,000)	-	650,000
$0.57	April 17, 2023	200,000	-	-	-	200,000
$0.50	August 20, 2023	750,000	-	(50,000)	-	700,000
$1.45	May 17, 2024	10,000	-	-	-	10,000
$0.78	August 19, 2024	700,000	-	-	-	700,000
$0.82	November 8, 2024	10,000	-	-	-	10,000
$0.76	February 11, 2025	200,000	-	-	-	200,000
$0.75	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		4,595,000	-	(150,000)	(1,175,000)	3,270,000
Total exercisable		3,721,667	-	(150,000)	(1,175,000)	2,953,333

Exercise	Expiry	December 31,				December 31,
Price	Date	2019	Granted	Exercised	Expired	2020
$1.30	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90	July 6, 2022	50,000	-	-	-	50,000
$0.30	November 28, 2022	750,000	-	-	-	750,000
$0.57	April 17, 2023	200,000	-	-	-	200,000
$0.50	August 20, 2023	750,000	-	-	-	750,000
$1.45	May 17, 2024	10,000	-	-	-	10,000
$0.78	August 19, 2024	700,000	-	-	-	700,000
$0.82	November 8, 2024	10,000	-	-	-	10,000
$0.76	February 11, 2025	-	200,000	-	-	200,000
$0.75	August 18, 2025	-	750,000	-	-	750,000
Total outstanding		3,645,000	950,000	-	-	4,595,000
Total exercisable		2,831,667	316,665	-	-	3,721,667

A summary of the Company's stock options as at December 31, 2021 and 2020, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2019	3,645,000	$0.78
Granted	950,000	$0.75
Outstanding, December 31, 2020	4,595,000	$0.78
Exercised	(150,000)	$0.37
Expired	(1,175,000)	$1.30
Outstanding, December 31, 2021	3,270,000	$0.61

The weighted average contractual life for the remaining options at December 31, 2021 is 2.22 years (2020 - 2.52).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

Share-based expense

Share-based expense of $108,696 (2020 - $423,538; 2019 - $345,498) was recognized in the year ended December 31, 2021 for stock options. The share-based expense relates to options granted during December 31, 2020 and 2019, which vest over time.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Risk-free interest rate (average)	0.51%	1.32%
Estimated volatility (average)	67.29%	69.93%
Expected life in years	5.00	5.00
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.38	$0.45

Option pricing models require the use of highly subjective estimates and assumptions.  The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

(c) Warrants

Warrants outstanding as at December 31, 2021 are summarized below:

	Share purchase warrants	Weighted average exercise price
Outstanding, December 31, 2019 and 2020	-	$-
Issued	3,500,005	$0.91	(1)
Outstanding and exercisable, December 31, 2021	3,500,005	$0.91

(1) These warrants are denominated in CAD and have been translated based on the exchange rate of $1.00 = $1.2637 CAD, which is the rate in effect on the date of issuance of March 4, 2021.

The warrants outstanding at December 31, 2021 expire on March 4, 2023 and have a remaining life of 1.17 years at December 31, 2021.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(d) Restricted share units

On April 28, 2021, the Company implemented a Restricted Share Unit Plan (the "RSU Plan"). Pursuant to the RSU Plan, the Company will grant restricted share units ("RSUs") to directors, officers, employees, and consultants for services as approved from time to time by the Board. The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at December 31, 2021 and 2020, and changes for the years then ended are as follows:

Equity settled
Outstanding, December 31, 2020 and 2019	-
Granted	355,000
Outstanding, December 31, 2021	355,000

The estimated fair value of the equity settled RSUs granted during the year ended December 31, 2021 were $244,950 (2020 - $Nil; 2019 - $Nil) and was based on the fair market value of one common share on the date of issuance. The fair value will be recognized as an expense over the vesting period with 33% vesting on October 27, 2022 and 33% every year thereafter. Share-based expense of $24,949 (2020 - $Nil; 2019 - $Nil) was recognized in the year ended December 31, 2021 for RSUs.

(e) Deferred share units

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"). Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board. The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements.

As at December 31, 2021, no DSUs have been granted to non-employee directors.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2021	2020	2019
Management compensation	$720,923	$641,845	$540,692
Management bonus*	-	28,423	496,894
Share-based expense**	104,250	335,155	255,902
Directors' fees	163,000	163,000	120,500
	$988,173	$1,168,423	$1,413,988

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense are equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options and RSUs and does not include any cash compensation.

As at December 31, 2021, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms, consist of $Nil (2020 - $Nil) for directors' fees and $Nil (2020 - $28,423) for management bonus.

13. INCOME TAXES

The Company has $Nil in non-capital losses in the US that may be applied against future taxable income.

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Deferred income tax assets
Non-capital loss carry-forwards	$216,826	$22,609
Deferred income tax assets	$216,826	$22,609
Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(216,826)	$-
Excess of carrying value over tax value of intangible assets	-	(22,609)
Deferred income tax liability	$(216,826)	$(22,609)
Net deferred tax asset (liability)	$-	$-

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

13. INCOME TAXES (Continued)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Excess of tax value over carrying value of mineral properties	$1,135	$1,536
Non-capital losses carried forward	1,411,411	936,086
Property, plant and equipment	-	14,809
Intangible assets	49,992	-
Lease liability	77,682	40,297
Unrecognized deductible temporary differences	$1,540,220	$992,728

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2020 - 27.00%; 2019 - 27.00%) to income (loss) before income taxes as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Income (loss) before income taxes	$(2,758,567)	$(1,307,890)	$3,334,043
Statutory income tax rate	27.00%	27.00%	27.00%
Income tax (benefit) liability computed at statutory tax rate	(744,813)	(353,130)	900,192
Items not deductible for income tax purposes	(107,916)	147,116	(12,564)
Under provision of taxes in prior years	99,873	(84,532)	36,225
Change in timing differences	91,007	499,718	135,130
Impact of foreign exchange on tax assets and liabilities	4,444	(7,163)	(39,116)
Unused tax losses and tax offsets not recognized	813,044	33,082	(983,204)
Income tax expense	155,639	235,091	36,663
Penalties and interest included in income tax expense	-	-	27,989
Texas margin tax and branch tax	17,000	13,901	34,425
Income tax expense	$172,639	$248,992	$99,077

14. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2021	2020	2019
Property, plant and equipment in accounts payable and accrued liabilities	$-	$28,280	$97,180
Interest paid	$9,054	$9,088	$737
Income taxes paid	$342,000	$229,233	$487,206

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

15. EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
Net income (loss) for the period	$(2,758,567)	$(1,307,890)	$3,334,043
Basic weighted average number of common shares outstanding	53,082,689	47,170,086	47,170,086
Effect on dilutive securities:
Options	-	-	1,016,436
Diluted weighted average number of common shares outstanding	53,082,689	47,170,086	48,186,522
Basic income (loss) per share	$(0.05)	$(0.03)	$0.07
Diluted income (loss) per share	$(0.05)	$(0.03)	$0.07

16. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	December 31,	December 31,	December 31,
	2021	2020	2019
Customer A	$2,787,027	$5,505,214	$11,043,962
Customer B	$252,804	$485,674	$2,660,840
Customer C	$932,248	$2,710,540	$1,957,400
Customer D	$1,314,843	$1,280,155	$308,443

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement. During the year ended December 31, 2021, there were revenues from sales of the manway securement systems totaling $11,000 (2020 - $10,500; 2019 - $133,486).

17. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2021 amounted to $2,965,045; (2020 - $3,803,757; 2019 - $4,451,529).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the Years ended December 31, 2021, 2020 and 2019 (Expressed in US Dollars)

18. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States and Canada. The two business segments include the design, production, and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles. At December 31, 2021, long term assets of $1,250,676 (2020 - $2,001,034) relates to the active suspension control system located in Canada and $2,597,313 (2020 - $2,941,310) relates to the rail sector located in the United States. During the years ended December 31, 2021, 2020 and 2019 there was no revenue related to the active suspension control system.

CORPORATE DIRECTORY

OFFICERS	LEGAL COUNSEL
James R. Bond	Clark Wilson, LLP
President	Vancouver, British Columbia
Chief Executive Officer	Canada
Richard Lee
Chief Financial Officer	CORPORATE OFFICE
Anthony J. Andrukaitis	13966 18B Avenue
Chief Operating Officer	Surrey, British Columbia
Executive Vice President	Canada V4A 8J1
Business Development	www.kelsotech.com
Kathy Love
Corporate Secretary	REGISTERED OFFICE
Clark Wilson, LLP
DIRECTORS	#900 - 885 West Georgia Street
James R. Bond	Vancouver, British Columbia
Peter Hughes	Canada V6C 3H1
Lead Director
Compensation Committee	RECORDS OFFICE
Anthony J. Andrukaitis	Clark Wilson, LLP
Paul Cass	#900 - 885 West Georgia Street
Audit Committee	Vancouver, British Columbia
Compensation Committee	Canada V6C 3H1
Laura Roach
Compensation Committee	REGISTRAR AND TRANSFER AGENT
Corporate Governance and	Computershare Investor Services
Nominating Committee	Toronto, Ontario and Vancouver British
Jesse V. Crews	Columbia Canada
Audit Committee	Computershare Trust Company
Corporate Governance and	Denver, Colorado USA
Nominating Committee	SHARE LISTING
Frank Busch
Audit Committee	Toronto Stock Exchange:
Corporate Governance and	Symbol: KLS
Nominating Committee	NYSE American:
Symbol: KIQ
AUDITORS	CUSIP No.: 48826D201
Smythe LLP	ISIN: CA48826D2014
#1700 - 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3